5
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number: 001-37821

LINE Corporation
(Translation of registrant’s name into English)

Shibuya Hikarie, 27th Floor
21-1 Shibuya 2-chome
Shibuya-ku, Tokyo 150-8510, Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           X           Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

Date: January 25, 2017	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail. All references to the “Company,” “we,” “us” or “our” shall mean LINE Corporation and, unless the context otherwise requires, its consolidated subsidiaries.

January 25, 2017
Summary of
Consolidated Financial Results
for the Fiscal Year Ended December 31, 2016
<Prepared in Accordance with the International Financial Reporting Standards (“IFRS”)
as issued by the International Accounting Standards Board (the “IASB”)>

Company name:	LINE Corporation (Stock Code: 3938) (the “Company”)
Stock exchange on which the shares are listed:	Tokyo Stock Exchange
URL:	http://linecorp.com/
Representative:	Takeshi Idezawa, Chief Executive Officer
Contact:	Kokan Ki, Executive Officer and Head of Finance and Accounting
Telephone:	+81-3-6233-5050
Scheduled date of annual general meeting of shareholders: March 30, 2017
Payment date of dividends: –
Filing date of annual securities report: March 31, 2017
Supplemental materials prepared on financial results: Yes
Financial results conference scheduled: Yes (for institutional investors and analysts)

(Yen amounts are rounded to the nearest million, unless otherwise noted.)

1.	Consolidated financial results for the fiscal year ended December 31, 2016 (from January 1, 2016 to December 31, 2016)

(1)	Consolidated operating results

(Percentages indicate year-on-year changes.)
	Revenues		Operating income		Profit before income taxes		Profit for the year
Fiscal year ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
December 31, 2016	140,704	16.9	19,897	915.1	17,990	－	7,901	－
December 31, 2015	120,406	39.4	1,960	(69.4)	(530)	－	(7,972)	－

	Profit attributable to the shareholders of the Company		Comprehensive income for the year		Basic earnings per share	Diluted earnings per share
Fiscal year ended	Millions of yen	%	Millions of yen	%	Yen	Yen
December 31, 2016	7,560	－	6,650	－	38.95	35.19
December 31, 2015	(7,582)	－	(6,333)	－	(43.33)	(39.12)

	Return on equity attributable to the shareholders of the Company	Ratio of profit before tax to total assets	Ratio of operating profit to revenue
Fiscal year ended	%	%	%
December 31, 2016	8.4	9.5	14.1
December 31, 2015	－	－	1.6
(Reference) Share of profit (loss) of associates accounted for using the equity method:
Fiscal year ended December 31, 2016	(833) million yen	Fiscal year ended December 31, 2015	(205) million yen

(2)	Consolidated financial position
	Total assets	Total equity	Equity attributable to the shareholders of the Company	Ratio of equity attributable to the shareholders of the Company to total assets	Equity attributable to the shareholders of the Company per share
As of	Millions of yen	Millions of yen	Millions of yen	%	Yen
December 31, 2016	256,887	161,820	161,631	62.9	742.19
December 31, 2015	122,159	17,533	17,743	14.5	101.39

(3)	Consolidated cash flows
	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of the year
Fiscal year ended	Millions of yen	Millions of yen	Millions of yen	Millions of yen
December 31, 2016	28,753	(34,086)	106,628	134,698
December 31, 2015	6,979	(12,229)	18,860	33,652

2.	Cash dividends
	Annual dividends per share					Total amount of cash dividends (annual)	Payout ratio (consolidated)	Dividend on equity attributable to the shareholders of the Company ratio (consolidated)
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	Yen	Yen	Yen	Yen	Yen	Millions of yen	%	%
Year ended December 31, 2015	–	–	–	0.00	0.00	–	0.00	0.00
Year ended December 31, 2016	–	0.00	–	0.00	0.00	–	0.00	0.00
Year ending December 31, 2017 (Forecast)	–	–	–	–	–		–

3.	Consolidated earnings forecasts for 2017

(January 1, 2017 to December 31, 2017)

There are uncertainties about the mobile applications market for smartphones and other mobile devices, the main business of the Company and its subsidiaries (collectively, the “Group”), as it is in a phase of rapid change both internationally and domestically. As the state of this market significantly impacts the Group’s financial results, it is difficult to formulate a precise earnings forecast. Also, as the Company’s shares are listed on the New York Stock Exchange as well as on the Tokyo Stock Exchange, we are also carefully considering risks relating to U.S. securities regulations. Accordingly, an announcement concerning earnings forecasts is not made at this time.

Notes

(1)	Changes in significant subsidiaries during the fiscal year ended December 31, 2016 (changes in specified subsidiaries resulting in change in scope of consolidation): None

(2)	Changes in accounting policies and changes in accounting estimates

a.	Changes in accounting policies due to revisions in accounting standards under IFRS: None

b.	Changes in accounting policies due to other reasons: None

c.	Changes in accounting estimates: None

(3)	Number of shares issued and outstanding (common stock)

a.	Total number of common shares issued and outstanding at the end of the fiscal year (including treasury shares)

As of December 31, 2016	217,775,500 shares
As of December 31, 2015	－ shares

b.	Number of treasury shares at the end of the fiscal year

As of December 31, 2016	－ shares
As of December 31, 2015	－ shares

c.	Average number of common shares outstanding during the year

Fiscal year ended December 31, 2016	150,693,608 shares
Fiscal year ended December 31, 2015	79,367,956 shares

Note:
As of the end of the previous fiscal year, the Company had issued 174,992,000 class A shares. However, through an amendment to its articles of incorporation effective as of March 31, 2016, the Company terminated its dual class structure and converted all class A shares into common shares. The average number of class A shares outstanding during the fiscal year ended December 31, 2016 and 2015 were 43,390,387 and 95,624,044, respectively. The combined average number of common shares and class A shares outstanding during the year (cumulative from the beginning of the fiscal year) for the fiscal year ended December 31, 2016 and 2015 were 194,083,995 and 174,992,000, respectively.

*  Information regarding audit procedures

This summary financial results report is not subject to the audit procedures by independent auditors under the Financial Instruments and Exchange Act in Japan. At the time of release of this summary financial results report, the audit procedures for consolidated financial statements are in progress.

*   Cautionary statement with respect to forward-looking statements, and other information

This document contains forward-looking statements with respect to the current plans, estimates, strategies and beliefs of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to the Company, speak only as of the date hereof and are based on the Company’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the Company’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in the document. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and the Company does not intend to update any of these forward-looking statements. Risks and uncertainties that might affect the Company include, but are not limited to:

i.	its ability to attract and retain users and increase the level of engagement of its users;

ii.	its ability to improve user monetization;

iii.	its ability to successfully enter new markets and manage its business expansion;

iv.	its ability to compete in the global social network services market;

v.	its ability to develop or acquire new products and services, improve its existing products and services and increase the value of its products and services in a timely and cost-effective manner;

vi.	its ability to maintain good relationships with platform partners and attract new platform partners;

vii.	its ability to attract advertisers to the LINE platform and increase the amount that advertisers spend with LINE;

viii.	its expectations regarding its user growth rate and the usage of its mobile applications;

ix.	its ability to increase revenues and its revenue growth rate;

x.	its ability to timely and effectively scale and adapt its existing technology and network infrastructure;

xi.	its ability to successfully acquire and integrate companies and assets;

xii.	its future business development, results of operations and financial condition;

xiii.	the regulatory environment in which it operates;

xiv.	fluctuations in currency exchange rates and changes in the proportion of its revenues and expenses denominated in foreign currencies; and

xv.	changes in business or macroeconomic conditions.

1.	Analysis of operating results and financial position

(1)	Analysis of operating results

In the fiscal year ended December 31, 2016, (from January 1, 2016 to December 31, 2016), the global economy followed an overall trend of mild recovery with growth observed in Taiwan and Indonesia in terms of both GDP growth rate and direct foreign investment, despite continuing uncertainty regarding the future direction of the emerging Asian economies, particularly the Chinese economy, as well as other economies. Meanwhile, in the Japanese economy, trends in employment and personal income showed signs of moderate improvement, and personal spending also moved toward recovery against a backdrop of improved corporate earnings due to the depreciating yen.

Amid such circumstances, in the internet industry in which the Group is engaged, the estimated number of smartphones shipments in Japan for the fiscal year ended December 31, 2016 is 35.6 million, a decrease of 2.7% year on year. The ratio of smartphones to the total number of mobile phone shipments in Japan was 81.5%, an increase of 1.8 percentage points year on year. Although the overall number of shipments has hit a ceiling, there was an increase in users switching from feature phones to smartphones and an increase in the number of SIM-free smartphones. Current estimates suggest that the number of smartphone contracts in Japan will exceed 100 million by year 2018, and the mobile internet market is expected to continue to grow on the back of this expansion (Source: MM Research Institute, Japan mobile phone handset shipment estimates for year 2016).

In this business environment, the Group actively moved forward with business development focused on the LINE business and portal segment. As of December 31, 2016, our global MAUs reached 217 million, a year-on-year increase of 1.0% and MAUs in our four key countries of Japan, Taiwan, Thailand and Indonesia reached 167 million, a year-on-year increase of 15.4%.

Revenues

LINE Business and Portal segment

In communication, existing services including original Stickers and Creators’ Stickers and new services such as LINE Creators’ Themes released in April 2016 contributed to increased revenues. In content, although we are steadily introducing additional services such as LINE Manga, the LINE Game business provided only a limited contribution to sales due to fewer new title releases in 2016. Despite strong performances from LINE Brown Farm and existing casual games, among others, content revenue was lower than in 2015. On the other hand, in LINE advertising, existing “messenger ads” such as Official Accounts continued to grow, and there was a significant increase of “performance ads” such as Timeline Ads and LINE News Ads provided by the LINE Ads Platform released in June 2016, both contributing to increased revenues. In other sales, in addition to an overseas-focused expansion in the LINE Friends services, LINE Mobile started in September 2016 as a Mobile Virtual Network Operator (“MVNO”) service and is steadily expanding.

MixRadio segment

The Group had acquired MixRadio on March 16, 2015. Subsequently, the Group made a strategic decision to focus on its core LINE business and portal segment. On February 12, 2016, the Company’s board of directors approved the abandonment of the MixRadio segment. The operation of the MixRadio business was classified as a discontinued operation as of March 21, 2016, when the abandonment took effect. As a result, the MixRadio business was retrospectively presented as a discontinued operation on the Consolidated Statements of Profit or Loss.

As a result of the above, the Group recorded revenues during the fiscal year ended December 31, 2016 of 140,704,308 thousand yen, a year-on-year increase of 16.9%, mainly due to increases in communication and advertising sales. By service, revenues from communication increased by 2.0% to 29,290,039 thousand yen in the fiscal year ended December 31, 2016 compared to the fiscal year ended December 31, 2015, content decreased by 9.1% to 44,784,347 thousand yen in the fiscal year ended December 31, 2016 compared to the fiscal year ended December 31, 2015, and revenues from LINE advertising increased 68.1% to 44,521,637 thousand yen in the fiscal year ended December 31, 2016 from the fiscal year ended December 31, 2015.

Profit from operating activities

Profit from operating activities consists of revenues and other operating income reduced by operating expenses. In the fiscal year ended December 31, 2016, the Group recorded revenues and other operating income of 146,596,386 thousand yen, a year-on-year increase of 21.3%. Other operating income for this year mainly consisted of 2,460,935 thousand yen of pre-tax gain on sale of land in Fukuoka and 1,730,917 thousand yen of gain on fair value measurement relating to the deconsolidation of LINE BIZ Plus Ltd., our former subsidiary providing LINE Pay services in Thailand that came to be accounted for as a joint venture under the equity method as RABBIT–LINE Pay Company Limited. Looking at operating expenses, there was an increase in employee compensation expenses, due to headcount growth in accordance with business expansion, and increases in costs associated with the expansion of the LINE Friends service and the office relocation in Fukuoka. On the other hand, the Group managed to achieve an overall decrease in marketing expenses because of factors such as the reduction of promotion expenses for new services associated with LINE Pay and LINE MUSIC and the concentration of its business resources into gaining further recognition in the Asian market. This concentration of business resources began in the fiscal year ended December 31, 2015 and resulted in a decrease in marketing expenses outside of Asia. As a result, for the fiscal year ended December 31, 2016, the Group recorded operating expenses of 126,699,616 thousand yen, a year-on-year increase of 6.5%, and profit from operating activities of 19,896,770 thousand yen, a year-on-year increase of 915.1%.

Profit for the year from continuing operations

The Group recorded profit before tax from continuing operations of 17,989,866 thousand yen in the fiscal year ended December 31, 2016, compared to a loss of 530,118 thousand yen in the fiscal year ended December 31, 2015, due in part to an increase in profit from operating activities and also fair value measurement loss relating to conversion right of redeemable preferred stock held by the Company. On an after-tax basis, profit for the year from continuing operations was 9,883,068 thousand yen, compared to a loss of 384,114 thousand yen in the fiscal year ended December 31, 2015. The effective tax rate for the fiscal year ended December 31, 2016 of 45.1% differed from the Japanese statutory tax rate of 33.5% for the fiscal year ended December 31, 2016. The effective income tax rate of 45.1% was primarily due to non-deductible share-based payment expenses, including share-based payment expenses in connection with stock options granted to non-Japanese employees and directors, and pre-tax losses recorded by subsidiaries on a standalone basis for which no deferred tax assets were recognized as the related tax benefits could not be recognized.

Profit for the year

After recording a net loss from discontinued operations that included employee termination payments accompanying the withdrawal of the MixRadio business, profit for the year was 7,901,400 thousand yen in the fiscal year ended December 31, 2016, compared to a loss of 7,972,111 thousand yen in the fiscal year ended December 31, 2015.

(2)	Analysis of financial position

Regarding the financial position of the Group as of December 31, 2016, total assets of the Group increased by 134,727,421 thousand yen compared to the end of the previous fiscal year to 256,886,652 thousand yen, primarily due to a 101,046,005 thousand yen increase in cash and cash equivalents, a 6,610,658 thousand yen increase in other financial assets, current, a 10,926,241 thousand yen increase in investments in associates and joint ventures and a 12,248,542 thousand yen increase in other financial assets, non-current. Total liabilities decreased by 9,560,031 thousand yen to 95,066,315 thousand yen as of December 31, 2016. The main factors of increase were a 2,679,749 thousand yen increase in income taxes payable, a 1,768,518 thousand yen increase in advances received, a 1,918,969 thousand yen increase in deferred revenue, and a 2,465,761 thousand yen increase in other current liabilities, while the main factor of decrease was a 19,436,408 thousand yen decrease in other financial liabilities, current. Total shareholders’ equity increased by 144,287,452 thousand yen to 161,820,337 thousand yen as of December 31, 2016. These changes were primarily attributable to the purchase of long-term time deposits and the investment in the debt instruments as a part of treasury management and the repayments of borrowings from the proceeds of the issuance of new shares in connection with the initial public offering of the Company’s shares in the fiscal year ended December 31, 2016, as well as the increases in advances received, deferred revenue, and taxable profit due to the increase in revenues from the growth in expansion of operations.

(3)	Cash flow position

The balance of cash and cash equivalents (hereinafter, “cash”) as of December 31, 2016 increased by 101,046,005 thousand yen from the end of the previous fiscal year to 134,698,255 thousand yen.

The respective cash flow positions are as follows.

Cash flows from operating activities

Net cash provided by operating activities was 28,753,226 thousand yen in the fiscal year ended December 31, 2016, compared to net cash provided by operating activities of 6,979,470 thousand yen in the fiscal year ended December 31, 2015. The cash inflows, and related adjustments for non-cash items and changes in working capital, in the fiscal year ended December 31, 2016 are primarily related to recognition of profit before tax from continuing operations of 17,989,866 thousand yen, recognition of depreciation and amortization expenses of 5,099,580 thousand yen, recognition of share-based compensation expenses of 9,518,577 thousand yen, and an increase of 1,930,534 thousand yen in deferred revenue. The cash outflows, and related adjustments for non-cash items and changes in working capital, in the fiscal year ended December 31, 2016 are primarily related to a decrease of 1,619,725 thousand yen in trade and other payables, and income taxes paid of 7,521,687 thousand yen.

Cash flows from investing activities

Net cash used in investing activities was 34,085,940 thousand yen in the fiscal year ended December 31, 2016, compared to net cash used in investing activities of 12,228,577 thousand yen in the fiscal year ended December 31, 2015. Factors affecting the cash flows in the fiscal year ended December 31, 2016 are primarily related to purchase of time deposits of 10,790,170 thousand yen, acquisition of property and equipment and intangible assets of 6,351,773 thousand yen, investments in associates and joint ventures of 9,333,350 thousand yen, and investments in debt instruments of 7,642,385 thousand yen.

Cash flows from financing activities

Net cash provided by financing activities was 106,628,435 thousand yen in the fiscal year ended December 31, 2016, compared to net cash provided by financing activities of 18,859,895 thousand yen in the fiscal year ended December 31, 2015. The cash inflows in the fiscal year ended December 31, 2016 are primarily related to 126,847,875 thousand yen in proceeds from issue of new shares in connection with the Company’s initial public offering. The cash outflows in the fiscal year ended December 31, 2016 are primarily related to net repayment of short-term borrowings of 20,752,383 thousand yen.

(4)	Forecasts for the next quarter

The Group’s revenues for the first quarter of FY 2017 (January 1, 2017 to March 31, 2017) are expected to be higher compared to the corresponding period of 2016 driven by the steady growth of advertising. In LINE advertising, revenues from “performance ads” such as Timeline Ads and LINE News Ads following the enhancement of the LINE advertising platform, as well as the growth of “messenger ads” are expected to contribute to revenue growth. With respect to content distribution, the Group expects to generate revenues steadily, mainly because the Group plans to appropriately update existing titles and implement marketing activities. At the same time, the Group expects to generate a stable level of revenues in communication from activities such as the “New Year’s card stickers that include a gift” which was carried out during the New Year holidays.

In the first quarter of FY 2017, although increased operating expenses are expected following the expansion of services and recruitment activities, the Group expects to continue the positive operating income trend.

2.	Management policies

(1)	Basic management policy

The Group’s mission is “CLOSING THE DISTANCE,” that is, striving to create a world where users will have seamless online and offline access to all people, information, services and content. By promoting our smart portal strategy to drive the evolution of LINE, which until now has been a communication application, into a tool that provides an integrated solution to users’ mobile needs, the Group aims to realize a world in which LINE is the gateway that connects every aspect of daily life.

(2)	Numerical management targets

Amid the rapid expansion of smartphones around the world, the Group continues to pursue the convenience of the LINE platform. In particular, the Group believes that expansion of the user base in the four key countries of Japan, Taiwan, Thailand and Indonesia on which it focuses will contribute to near-term revenue growth. For this reason Monthly Active Users (MAU) in the four key countries is a Key Performance Indicator (KPI) to which we pay close attention.
Furthermore, we also place great importance on KPIs related to revenue, such as MAU for content and services provided by the Group on the LINE platform, the ratio that reflects frequency of service use, and the number of monthly paying users.

* DAU: Daily Active Users

(3)	Medium- and long-term management strategies

In order to promote its smart portal strategy, the Group will provide a variety of services and content on the LINE platform with the aim of expanding the international and domestic user base and increasing the time spent by users on the service. Moreover, by enhancing the value of the LINE platform as a result of these initiatives, our goal is to offer a platform that is also appealing to advertisers. The specifics of these initiatives are as follows.

1)  Expand and improve our platform for users and content providers

We are building a platform that will enrich the lives of even more users by not only providing a messaging platform as a communications tool as it has been so far, but also by focusing on the two axes of the “content platform,” which provides games, news, manga, streaming of live events and music, and the “life platform,” which provides payment services, Online to Offline services, part-time job posting services and other services that cross the boundary between online and offline and that are intimately connected to daily life.

2)  Further monetize our user base and user traffic

The Group will seek greater monetization, primarily around revenue from content provided on the LINE platform, including stickers and games, and from advertising on the platform and portal sites. The Group places the highest priority on providing an appealing service to users and believes that the resulting expansion in the user base contributes to greater monetization. We have already begun the process of monetization in Japan, Taiwan and Thailand and by increasing the number of users in Indonesia we aim to start monetization in that region also.

3)  Ensure safety and reliability

In order to secure the safety and reliability of the Group’s services in the rapidly changing internet and mobile application market, in addition to putting in place a flexible service support structure to understand users’ needs and quickly provide appropriate services, we will also construct an organizational culture that respects the framework of compliance, building and preparing corporate management structures and making thoroughgoing efforts to maintain quality by means of internal control systems.

(4)	Issues to be addressed

With regard to the internet industry in which the Group is engaged, although the market is growing rapidly, competition from other companies is also intensifying as a result of an increase in new entrants.
In these circumstances, the Group will develop LINE as a form of social infrastructure, continuously expanding the amount of new content in order to meet the diversifying needs of users, and preparing the organizational structures to achieve the same, while remaining aware that the further strengthening of corporate governance, in accordance with business expansion, is an important issue.
In relation to the concrete realization of the above, we consider the following to be the key issues.

1)  Continuous growth of LINE

We consider the growth of LINE to be indispensable to the stable and continuous development of the Group. In addition to its function as a vital communication tool in daily life, we believe it necessary for LINE to become a gateway to new content and services, providing access to information that enriches the lives of users as well as entertainment content such as games, music and video.
As well as raising the number of users, increasing the frequency of service use and enriching users’ daily lives, the continuous provision of new content and the expansion of the service lineup bolsters the LINE platform and makes it possible to offer targeted bidirectional marketing solutions to advertisers of LINE, leading in turn to increased revenue opportunities for the Group.
The Group’s policy is to continue to work on the expansion of LINE by leveraging its significant capabilities in planning and development.

2)  Global share expansion

In June 2011, we launched the LINE messaging application to the public in Japan, followed by launches in overseas countries. We believe LINE is the leading mobile messaging application in Japan, Taiwan and Thailand in terms of number of users, and we have obtained substantial numbers of users in other parts of the world, including Indonesia, Hong Kong, Singapore, Malaysia and Myanmar in Asia, Egypt, Iran and Saudi Arabia in the Middle East, and the United States.
The Group’s aim is to increase the number of users and to raise the frequency of service use by leveraging our experience in customizing content to suit the needs and tastes of each region, and the marketing know-how that we have accumulated thus far, going forward we will maintain a particular focus on markets in Asia and elsewhere where our brand is recognized or where we have already built a significant position.

3)  Strengthening system infrastructure

Because the services that form the revenue base of the Group are deployed over the internet, we recognize securing the stability and the stable availability of its systems is an important issue for management.
Until now, in order to obtain and maintain the trust of users we have developed and deployed applications to protect users’ privacy, promote a safe online environment, and guarantee the safety of user data. Moreover, based on our policy that the user has the right to determine what they share and with whom they share it, we do not monitor private communications between users. With regard to security, as part of our efforts to protect the personal information of users, we have invested in technology, procedures and human resources. The Group uses both technology developed by third parties and in-house technology, such as intrusion detection systems, to protect information whose management has been entrusted to the Group and works to protect against cyber attacks and illicit access by network isolation spread over multiple layers using firewalls. Our security teams actively investigate security vulnerabilities through the use of internal and external audits, and by examining commercial tools and code, and conducting penetration tests. Furthermore, the Group’s internal policy is intended to enforce the rigorous application of measures to protect information, and we have obtained international certification for both security and privacy.
The Group’s policy is to continuously work on strengthening system infrastructure, including upfront investment in equipment such as load balancing to deal with future increases in the number of users. Our policy is to build high reliability systems that can be used with confidence by further enhancing the high-volume data handling technology that we have accumulated and the superior fault handling capabilities that allow us to deal with the heterogeneous mobile communication environments of each region.

4)  Competition

Competitors are strengthening their initiatives in the Internet business market and competition is expected to increase sharply going forward.
In the mobile application space that we perceive to be the main market for LINE, the Group competes with a variety of companies in order to entice and secure users. We face direct competition from mobile messaging service providers such as Facebook’s WhatsApp and Messenger, Tencent’s WeChat, Telegram Messenger and BlackBerry Messenger, as well as mobile messaging services for specific operating platforms such as Apple’s iMessage. We also face significant competition in almost every aspect of our business, including from companies such as Facebook, Google, Twitter and Yahoo Japan, which offer a variety of social network services and products as well as online advertising services. We also face competition from game companies, mobile telecommunications companies, ecommerce companies, music streaming companies and other internet-related companies that offer products and services that may compete with specific features of the LINE messaging service or other applications that we offer. As well as expanding the user base through the practicality, performance and reliability of our products and services, and through our ability to build and maintain relationships with platform business partners, we leverage the size and composition of the Group’s user base to attract app development companies to create appealing games to aid differentiation.
We also compete with traditional and online media businesses for a share of advertisers’ budgets and in the development of the tools and systems for managing and optimizing advertising campaigns. In order to win advertisers’ budgets, the Group works to differentiate itself through the size and composition of the user base, its ability to target advertising, and the Company’s own efforts in advertising and marketing.
Heightened recognition of the overall mobile application market and a rising number of users are believed to be significant positive for the Group. In addition to the above-mentioned differentiation, the Group is driving further growth in existing services by strengthening their convenience and security, while at the same time significantly stepping up its global expansion initiatives.

5)  Expanding the revenue base

The Group searches unceasingly for new monetization opportunities. The Group’s approach to monetization is generally to put the focus on expanding the user base and the frequency of service use during the initial stage after the product release. Then, after the needs of a certain level of users have been satisfied, we consider very carefully the appropriate timing and methods for monetization. In addition, our policy is to gradually introduce additional LINE products and services in both domestic and international markets in order to raise the frequency of service use, gradually increase the revenue from users, and secure stable and sustained profits.

6)  Hiring highly skilled personnel

The Group perceives the hiring, on a timely basis, of personnel essential to its further growth going forward to be an important management issue. We experience significant competition for highly skilled personnel, including senior management, engineers, designers and product managers, and our hiring costs are on a rising trend. Competition for highly skilled personnel is intense, particularly in Japan where our headquarters is located, and we compete for qualified personnel with online and mobile businesses, other companies in the technology industry and traditional media businesses. We believe that our ability to compete effectively for highly skilled personnel depends on many factors, including a work environment that encourages independence, creativity and innovation; opportunities to work on challenging, meaningful and important products; and compensation.

7)  Strengthening management structures and compliance with laws and regulations

The number of employees is rising sharply due to the expansion of our operations, and in order to run an organization that can respond quickly and flexibly to changes in market trends, competing companies, and customer needs and also to continuously enhance corporate value, the Group will use advisory committees to improve governance, in addition to working to strengthen internal control structures and structures designed to thoroughly inculcate compliance with laws and regulations.

8)  Secure the safety and soundness of services

The LINE product provided by the Group is a tool that facilitates close communications between users. To communicate directly with other LINE users, each user has the option to register a “LINE ID” to allow other users to find such user through a LINE ID search. Each user may choose whether his or her account is visible to other users’ LINE ID searches. The LINE product and peripheral services provided by the Group do not themselves have functions to encourage interactions between users who do not know each other, but by searching for the LINE ID, it is possible for a user to contact through LINE another user they have not met.
There are many businesses that misuse this LINE ID in external bulletin board services to provide dating services for men and women. Because this has become a source of a wide range of problems, it is a matter of extreme concern for the Company, which has taken various countermeasures. We have made it possible for users to permit whether their account can be searched for by other users by means of their LINE ID.
Furthermore, with the goal of preventing trouble involving interactions with users who are minors, users who have not completed an age verification and users who are below the age of 18 are unable to register a LINE ID or perform LINE ID searches.
In addition, LINE has undergone an inspection by the Content Evaluation and Monitoring Association to evaluate whether the operating structure is suitable in the context of use by minors, and has subsequently been certified to be appropriate.
As well as carrying out these measures, with regard to a safe and secure usage environment for minors, we have conducted educational lecture activities aimed at children pupils and students, school staff, PTA and so on, calling for safe and secure usage for those not yet adult. More than 1,000 such lectures were held in 2015, with more than 2,000 in 2016. We are also working on the development of information ethics education, such as by creating workshop materials that can be used in information ethics education and that emphasize enjoyable communication, releasing these free of charge to school staff as educational materials.
Going forward, we will continue to secure the safety and soundness of our services, such as by continually devising appropriate mechanisms to protect users, as needed.

3.	Basic approach to the selection of accounting standards
The Group has adopted International Financial Reporting Standards (“IFRS”) to increase the international comparability of its financial information and to improve the convenience in capital markets.

4.	Consolidated financial statements - Unaudited

(1) Consolidated Statement of Financial Position - Unaudited

		(In thousands of yen)

	December 31, 2015	December 31, 2016
Assets
Current assets
Cash and cash equivalents	33,652,250	134,698,255
Trade and other receivables	27,248,497	28,166,787
Other financial assets, current	341,403	6,952,061
Inventories	1,475,939	960,689
Other current assets	2,454,776	3,928,749
Total current assets	65,172,865	174,706,541

Non-current assets
Property and equipment	10,500,750	9,028,678
Goodwill	3,120,767	3,399,680
Other intangible assets	1,011,531	1,851,493
Investments in associates and joint ventures	1,785,826	12,712,067
Other financial assets, non-current	23,466,920	35,715,462
Deferred tax assets	16,942,051	19,182,580
Other non-current assets	158,521	290,151
Total non-current assets	56,986,366	82,180,111
Total assets	122,159,231	256,886,652

Liabilities
Current liabilities
Trade and other payables	22,983,242	21,531,817
Other financial liabilities, current	43,933,212	24,496,804
Accrued expenses	7,019,114	9,049,271
Income tax payables	3,018,891	5,698,640
Advances received	9,517,756	11,286,274
Deferred revenue	7,820,054	9,739,023
Provisions, current	381,217	964,121
Other current liabilities	1,204,230	3,669,991
Total current liabilities	95,877,716	86,435,941

Non-current liabilities
Other financial liabilities, non-current	8,284	–
Deferred tax liabilities	1,843,944	1,160,668
Provisions, non-current	1,400,986	1,119,654
Post-employment benefits	5,495,416	6,203,933
Other non-current liabilities	–	146,119
Total non-current liabilities	8,748,630	8,630,374
Total liabilities	104,626,346	95,066,315

Shareholders’ equity
Share capital	12,596,198	77,855,685
Share premium	18,982,776	91,208,469
Accumulated deficit	(19,204,203)	(11,584,032)
Accumulated other comprehensive income	5,368,524	4,151,051
Equity attributable to the shareholders of the Company	17,743,295	161,631,173

Non-controlling interests	(210,410)	189,164
Total shareholders’ equity	17,532,885	161,820,337
Total liabilities and shareholders’ equity	122,159,231	256,886,652

(2)  Consolidated Statement of Profit or Loss - Unaudited

		(In thousands of yen)

	2015	2016
Revenues and other operating income:
Revenues	120,405,531	140,704,308
Other operating income	474,363	5,892,078
Total revenues and other operating income	120,879,894	146,596,386

Operating expenses:
Payment processing and licensing expenses	(28,742,254)	(29,781,027)
Employee compensation expenses	(35,571,775)	(39,444,686)
Marketing expenses	(16,596,242)	(11,832,672)
Infrastructure and communication expenses	(7,712,095)	(7,770,146)
Authentication and other service expenses	(12,133,232)	(14,393,806)
Depreciation and amortization expenses	(3,732,775)	(5,099,580)
Other operating expenses	(14,431,395)	(18,377,699)
Total operating expenses	(118,919,768)	(126,699,616)

Profit from operating activities	1,960,126	19,896,770

Finance income	70,587	87,246
Finance costs	(105,668)	(64,653)
Share of loss of associates and joint ventures	(204,903)	(832,980)
Loss on foreign currency transactions, net	(519,846)	(43,340)
Other non-operating income	157,023	8,736
Other non-operating expenses	(1,887,437)	(1,061,913)
(Loss)/profit before tax from continuing operations	(530,118)	17,989,866
Income tax benefit /(expenses)	146,004	(8,106,798)
(Loss)/profit for the year from continuing operations	(384,114)	9,883,068
Loss from discontinued operations, net of tax	(7,587,997)	(1,981,668)
(Loss)/profit for the year	(7,972,111)	7,901,400

Attributable to:
The shareholders of the Company	(7,581,801)	7,560,302
Non-controlling interests	(390,310)	341,098

		(In yen)
Earnings per share
Basic (loss)/profit for the year attributable to the shareholders of the Company	(43.33)	38.95
Diluted (loss)/profit for the year attributable to the shareholders of the Company	(39.12)	35.19
Earnings per share from continuing operations
Basic profit from continuing operations attributable to the shareholders of the Company	0.04	49.16
Diluted profit from continuing operations attributable to the shareholders of the Company	0.03	44.41
Earnings per share from discontinued operations
Basic loss from discontinued operations attributable to the shareholders of the Company	(43.37)	(10.21)
Diluted loss from discontinued operations attributable to the shareholders of the Company	(39.15)	(9.22)

(3) Consolidated Statement of Comprehensive Income - Unaudited

		(In thousands of yen)
	2015	2016
(Loss)/profit for the year	(7,972,111)	7,901,400
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement of defined benefit plans	(1,722,112)	673,719
Income tax relating to items that will not be reclassified to profit or loss	576,237	(208,952)
Items that may be reclassified to profit or loss:
Available-for-sale financial assets:
Net changes in fair value	1,550,589	(2,019,225)
Reclassification to profit or loss	1,789,603	292,683
Exchange differences on translation of foreign operations:
Loss arising during the period	(281,161)	(298,878)
Reclassification to profit or loss	–	50,318
Proportionate share of other comprehensive income of associates and joint ventures	15,642	3,509
Income tax relating to items that may be reclassified subsequently to profit or loss	(289,878)	255,343
Total other comprehensive income for the year, net of tax	1,638,920	(1,251,483)
Total comprehensive (loss)/income for the year, net of tax	(6,333,191)	6,649,917

Attributable to:
The shareholders of the Company	(5,964,000)	6,342,829
Non-controlling interests	(369,191)	307,088

(4) Consolidated Statement of Change in Equity - Unaudited

	Equity attributable to the shareholder of the Company						(In thousands of yen)
				Accumulated other comprehensive income
	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholder’s equity
Balance at January 1, 2015	12,596,198	7,771,659	(11,622,496)	527,802	3,866,280	(643,359)	12,496,084	14,884	12,510,968
Comprehensive (loss)/income
Loss for the year	—	—	(7,581,801)	—	—	—	(7,581,801)	(390,310)	(7,972,111)
Other comprehensive income	—	—	—	(287,818)	3,051,494	(1,145,875)	1,617,801	21,119	1,638,920
Total comprehensive (loss)/income for the year	—	—	(7,581,801)	(287,818)	3,051,494	(1,145,875)	(5,964,000)	(369,191)	(6,333,191)
Net investment by non- controlling interests	—	—	94	—	—	—	94	143,906	144,000
Recognition of share-based payments	—	11,212,630	——	—	—	—	11,212,630	—	11,212,630
Acquisition of subsidiary	—	—	—	—	—	—	—	133	133
Acquisition of non-controlling interests	—	(1,513)	—	—	—	—	(1,513)	(142)	(1,655)
Balance at December 31, 2015	12,596,198	18,982,776	(19,204,203)	239,984	6,917,774	(1,789,234)	17,743,295	(210,410)	17,532,885

	Equity attributable to the shareholder of the Company							(In thousands of yen)
				Accumulated other comprehensive income
	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2016	12,596,198	18,982,776	(19,204,203)	239,984	6,917,774	(1,789,234)	17,743,295	(210,410)	17,532,885
Comprehensive income/(loss)
Profit for the year	—	—	7,560,302	—	—	—	7,560,302	341,098	7,901,400
Other comprehensive income	—	—	—	(413,602)	(1,268,638)	464,767	(1,217,473)	(34,010)	(1,251,483)
Total comprehensive income/(loss) for the year	—	—	7,560,302	(413,602)	(1,268,638)	464,767	6,342,829	307,088	6,649,917
Recognition of share-based payments	—	9,520,395	—	—	—	—	9,520,395	—	9,520,395
Forfeiture of stock options	—	(59,869)	59,869	—	—	—	—	—	—
Exercise of stock options	1,835,549	(88,242)	—	—	—	—	1,747,307	—	1,747,307
Acquisition of subsidiary	—	—	—	—	—	—	—	92,401	92,401
Initial public offering	63,423,938	62,853,409	—	—	—	—	126,277,347	—	126,277,347
Other	—	—	—	—	—	—	—	85	85
Balance at December 31, 2016	77,855,685	91,208,469	(11,584,032)	(173,618)	5,649,136	(1,324,467)	161,631,173	189,164	161,820,337

(5)	Consolidated Statement of Cash Flows - Unaudited

		(In thousands of yen)

	2015	2016
Cash flows from operating activities
(Loss)/profit before tax from continuing operations	(530,118)	17,989,866
Loss before tax from discontinued operations	(11,503,098)	(2,726,310)
(Loss)/profit before tax	(12,033,216)	15,263,556
Adjustments for:
Depreciation and amortization expenses	4,057,210	5,099,580
Finance income	(70,587)	(87,246)
Finance costs	105,668	64,653
Share-based compensation expenses	11,212,630	9,518,577
Gain on fair value measurement relating to the deconsolidation of LINE BIZ Plus Ltd.,	—	(1,730,917)
(Gain)/loss on financial assets at fair value through profit or loss	(110,507)	656,109
Gain on disposal of property and equipment and intangible assets	(1,571)	(2,344,689)
Impairment loss of available-for-sale financial assets	1,789,603	292,683
Impairment loss of goodwill	2,691,671	—
Impairment loss of other intangible assets	1,446,618	—
Share of loss of associates	204,903	832,980
Loss on foreign currency transactions, net	331,214	514,363
Changes in:
Trade and other receivables	(3,066,618)	(756,143)
Inventories	582,257	407,200
Trade and other payables	2,262,748	(1,619,725)
Accrued expenses	179,313	2,228,561
Advances received	4,349,515	1,762,021
Deferred revenue	3,679,990	1,930,534
Provisions	348,900	296,821
Post-employment benefits	903,437	1,338,568
Other current assets	(416,477)	(1,779,851)
Other current liabilities	(704,437)	4,148,002
Others	50,382	207,728
Cash provided by operating activities	17,792,646	36,243,365

Interest received	75,832	86,439
Dividend received	46,516	3,647
Interest paid	(91,596)	(58,538)
Income taxes paid	(10,843,928)	(7,521,687)
Net cash provided by operating activities	6,979,470	28,753,226

Cash flows from investing activities
Purchase of time deposits	(1,892,199)	(10,790,170)
Proceeds from maturities of time deposits	2,383,591	376,710
Purchase of equity investments	(436,789)	(1,245,417)
Investments in debt instruments	—	(7,642,385)
Acquisition of property and equipment and intangible assets	(5,696,120)	(6,351,773)
Proceeds from disposal of property and equipment and intangible assets	279,386	5,123,592
Investments in associates and joint ventures	(1,567,100)	(9,333,350)
Payments of office security deposits	(2,035,674)	(2,533,106)
Refund of office securities deposits	138,403	167,954
Return of the office security deposits received under sublease arrangement	(393,650)	(7,502)
Guarantee deposits for the Japanese Payment Services Act	(190,173)	(1,815,020)
Return of the guarantee deposits for the Japanese Payment Services Act	—	900,000
Acquisition of subsidiaries, net of cash acquired	(2,926,572)	(423,424)
Cash disposed on loss of control of subsidiary	—	(484,731)
Increase in loan receivables	(22,783)	(1,597)
Others	131,103	(25,721)
Net cash used in investing activities	(12,228,577)	(34,085,940)

Cash flows from financing activities
Proceeds from/(repayment of) short-term borrowings, net	19,807,733	(20,752,383)
Payments for redemption of bonds	(640,569)	(510,000)
Repayment of borrowing arrangement	(450,542)	—
Capital contribution from third party non-controlling interests	144,000	76
Payment of common shares issuance costs	—	(705,522)
Proceeds from initial public offering	—	126,847,875
Proceeds from exercise of stock options	—	1,749,924
Others	(727)	(1,535)
Net cash provided by financing activities	18,859,895	106,628,435
Net increase in cash and cash equivalents	13,610,788	101,295,721
Cash and cash equivalents at the beginning of the year	20,254,455	33,652,250
Effect of exchange rate fluctuations on cash and cash equivalents	(212,993)	(249,716)
Cash and cash equivalents at the end of the year	33,652,250	134,698,255

(6) Notes to going-concern assumptions – Unaudited

Not applicable

(7) Notes to Consolidated Financial Statements – Unaudited

Segment Information

The operating segment of the Group is a component for which discrete financial information is available and whose operating results are regularly reviewed by the Group’s chief operating decision maker in making decisions about allocation of resources and assessment of performance. The chief operating decision maker has been identified as the Company’s board of directors. No operating segments have been aggregated to form the reportable segments.

Since the fourth quarter of 2015, the structure of the business units that management uses to make decisions about operating matters and the main performance measures used for the purpose of allocating resources to the units had changed. Segment reporting was based on two business units, the LINE business and portal segment and the MixRadio segment.

However, the board of directors approved the abandonment of the MixRadio segment on February 12, 2016. The MixRadio segment was subsequently abandoned on March 21, 2016, and retrospectively classified as a discontinued operation.

Segment information is presented for continuing operations.

1)	Description of Reportable Segment

The Group has a single reportable segment:

LINE business and portal segment –
The Group mainly operates a cross-platform messenger application, LINE, and provides communication and content and advertising services. Communication and content are primarily provided to end users via various communication and content. Communication mainly includes LINE Stickers. Content includes LINE Games and LINE Play. Others within Communication and Contents include LINE Friends. Advertising services are provided via LINE advertising, livedoor blog and NAVER Matome. LINE advertising includes LINE Official Accounts, Sponsored Stickers, LINE Points Ads and Timeline Ads.

2)	Revenues from Major Services

The Group’s revenues from continuing operations from its major services for the years ended December 31, 2015 and 2016 are as follows:

		(In thousands of yen)

	2015	2016
LINE business and portal segment
Communication and content
Communication(1)	28,725,134	29,290,039
Content(2)	49,283,859	44,784,347
Others	5,985,048	11,922,434
Sub-total	83,994,041	85,996,820
Advertising
LINE advertising(3)	26,487,056	44,521,637
Portal advertising(4)	9,924,434	10,185,851
Sub-total	36,411,490	54,707,488
Total	120,405,531	140,704,308

(1)	Revenues from communication were mainly attributable to sales of LINE Stickers and Creator Stickers.

(2)	Revenues from content primarily consisted of sales of LINE Games virtual items.

(3)	Revenues from LINE advertising primarily consisted of fees from LINE Official Accounts, Sponsored Stickers, LINE Points Ads and Timeline Ads.

(4)	Revenues from portal advertising were mainly attributable to advertising revenue from web portals, livedoor and NAVER Matome.

Earnings per Share

The profit or loss for the period and the weighted average number of shares used in the calculation of earnings per share are as follows:

(In thousands of yen, except number of shares)
	2015	2016
Profit for the year attributable to the shareholders of the Company from continuing operations	6,196	9,541,970
Loss for the year attributable to the shareholders of the Company from discontinued operations	(7,587,997)	(1,981,668)
Total (loss)/profit for the year attributable to the shareholders of the Company for basic and diluted earnings per share	(7,581,801)	7,560,302
Weighted average number of total common shares and class A shares for basic earnings per share(1)	174,992,000	194,083,995
Effect of dilution:
Stock options	18,805,566	20,790,013
Weighted average number of total common shares and class A shares adjusted for the effect of dilution(1)	193,797,566	214,874,008

(1)
Through the amendment of its articles of incorporation on June 15, 2015, the Company introduced a dual class structure of common shares and class A shares and converted all outstanding common shares into class A shares; therefore, the weighted average number of shares for the year ended December 31, 2015 includes the average number of common shares and class A shares for the year ended December 31, 2015. Additionally, through an amendment of its article of incorporation effective as of March 31, 2016, the Company terminated its dual class structure of commons shares and class A shares and converted all class A shares into common shares.

In calculating diluted earnings per share, share options outstanding and other potential shares are taken into account where their impact is dilutive. Outstanding stock options, which were equivalent to 9,848,000 common shares and 15,836,500 class A shares upon exercise as of December 31, 2015, and to 22,911,500 common shares upon exercise as of December 31, 2016, had a dilutive impact on profit per share from continuing operations. These outstanding stock options were included, respectively, in the calculation of the effect of dilution for the year ended December 31, 2015 and 2016. For the year ended December 31, 2015, diluted loss per share attributable to the shareholder of the Company is lower than basic loss per share attributable to the shareholders of the Company because of the effect of losses from the discontinued operations.

Significant Subsequent events

Not applicable